

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2022

Eli Spiro
Chairman and Chief Executive Officer
CleanTech Acquisition Corp.
207 West 25th Street, 9th Floor
New York, NY 10001

> **Re: CleanTech Acquisition Corp.**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed July 5, 2022**
> **File No. 333-262431**

Dear Mr. Spiro:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2022 letter.

Amendment No. 5 to Registration Statement on Form S-4 filed July 5, 2022

Risk Factors
The terms of certain of our current and likely future contracts are highly sensitive and we are limited in our ability to disclose. . ., page 76

1.   We note your response to prior comment 4 and revised disclosure on page 76 stating that "[a]ny future material contracts that are of national security concern will be disclosed in redacted form." To the extent you intend to rely on Item 601(b)(10)(iv) of Regulation S-K to redact specific provisions or terms of any such material contract, please clarify that you will only redact information that is both not material and is the type that you treat as private or confidential.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Nauticus, page 182

2.   We note your response to prior comment 3 and disclosure on page 77 that Nauticus has faced supply chain disruptions "stemming from limited availability of certain raw materials." Please disclose the specific raw materials that have been or may be impacted. Clarify if Nauticus anticipates incurring or has incurred additional costs as a result of supply chain disruptions. With respect to Nauticus' experience of supply chain disruptions, revise your Management's Discussion and Analysis to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

3.   Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the inflation. Trends or uncertainties may include the impact of inflation on cost of sales, gross profit, inventory and taxes.

General

4.   We note your response to prior comment 13. Please update your disclosure to reflect the outcome of your shareholder vote on the Charter Amendment Proposal and the Trust Amendment Proposal, including the "Background of the Business Combination" where you should explain the reason the amendments were sought, the conflicts of interest pertaining to your Co-Sponsors, directors and officer, and the impact on the transaction. If the proposals were approved, clarify the amount by which each one-month extension will impact the per share redemption and liquidation amount. Additionally, disclose the overall impact to the amount of funds in the Trust Account (and the amount available for liquidation and/or redemption) if the proposals were approved and the combination period is extended; and disclose the impact of a one-month extension and the cumulative impact for each subsequent one-month extension. Finally, please make appropriate updates about the terms of the amended and restated certificate of incorporation and trust agreement and the related party extension loans where disclosed in your registration statement, including, for example, the sections entitled "CLAQ's Business" and "Related Party Extension Loans."

5.   Refer to your Form 425 filed July 6, 2022 containing an interview transcript with management of CleanTech and Nauticus. With a view toward revised disclosure, please tell us:
   - How the following assertion is consistent with the disclosure in your registration statement: "We came in with a valuation that we felt collectively was well below where it should have been priced. That gives a chance for investors to all make money here."
   - The basis for stating your shareholders are "all long-term in mindset and are

restricted at the outset." In this regard, we note that the registration rights agreements entered into by Nauticus, CleanTech and certain securityholders entitles those securityholders to demand that the combined company register the resale of the subject securities.

6. With respect to your Form 425 filed July 6, 2022, note that any written communication made in connection with the business combination in reliance on Rule 165 requires the placement of a prominent legend that urges investors to read the relevant documents filed or to be filed with the Commission because they contain important information. The legend also must explain to investors that they can get the documents for free at the Commission's web site and describe which documents are available free from the offeror.

You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Giovanni Caruso, Esq.